EXHIBIT 12

Statement of Computation of Ratios of Earnings to Fixed Charges and Preferred Dividends

	For the Year Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in thousands)
Income (loss) from continuing operations, before income tax	$52,731	$(180,722)	$(372,709)	$(441,670)	$(423,367)
Fixed charges:
Interest on short-term borrowings	$1,956	$16,515	$4,375	$4,676	$32,722
Interest on long-term debt	111,640	107,975	163,051	231,615	240,040
Preferred dividends (1)	19,326	17,165	18,748	17,124	—
Combined fixed charges, excluding interest on deposits	132,922	141,655	186,174	253,415	272,762
Interest on deposits	70,143	95,546	154,692	241,507	282,710
Combined fixed charges, including interest on deposits	$203,065	$237,201	$340,866	$494,922	$555,472
Ratio of earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits	1.10%	(2)	(2)	(2)	(2)
Including interest on deposits	1.06%	(2)	(2)	(2)	(2)

(1)	Includes $13.7 million of deferred cumulative preferred stock dividends during the year ended December 31, 2012.

(2)
Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $180.7 million, $372.7 million, $441.7 million, and $423.4 million for the years ended December 31, 2011, 2010, 2009, and 2008, respectively.

On January 27, 2012, we provided notice to the U.S. Treasury exercising the contractual right to defer regularly scheduled quarterly payments of dividends, beginning with the February 2012 payment, on preferred stock issued and outstanding in connection with participation in the TARP Capital Purchase Program. Under the terms of the preferred stock, we may defer payments of dividends for up to six quarters in total without default or penalty. Concurrently, we also exercised contractual rights to defer interest payments with respect to trust preferred securities.

We deferred payments of $13.7 million on cumulative preferred stock dividends during the year ended December 31, 2012. Payments of $11.6 million, $13.3 million and $12.3 million were made on our Series C preferred stock during the years ended December 31, 2011, 2010, and 2009, respectively. We did not pay preferred stock dividends in 2008.

For the purpose of computing the consolidated ratio of earnings to fixed charges, "earnings" consist of income before income taxes and extraordinary items plus fixed charges. "Fixed charges" consist of interest on short-term and long-term debt and where indicated, interest on deposits. For the years ended December 31, 2012, 2011, 2010 and 2009, fixed charges also includes preferred stock dividends. We did not pay any preferred stock dividends prior to 2009. The ratios are based solely on historical financial information, and no pro forma adjustments have been made thereto.